
                                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  --------------------------
    FORM 3                                     Washington, D.C. 20549                                   |       OMB APPROVAL      |
                                                                                                        |-------------------------|
                                                                                                        |OMB Number:     3235-0104|
                                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                |Expires: January 31, 2005|
                                                                                                        |Estimated average bueden |
                                                                                                        |hours per response....0.5|
                                                                                                        --------------------------
                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
                                                 Investment Company Act of 1940
----------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of    |2. Date of Event         |4. Issuer Name and Ticker or Trading Symbol                                 |
|   Reporting Person*      |   Requiring Statement   |                                                                            |
|                          |   (Month/Day/Year)      |           Covenant Transport, Inc. ("CVTI")                                |
|                          |      2/20/2003          |                                                                            |
| Smith    Tony            |-------------------------|----------------------------------------------------------------------------|
|(Last)  (First)  (Middle) |3. I.R.S. Identification |5. Relationship of Reporting Person(s)  | 6. If Amendment, Date of          |
|                          |   Number of Reporting   |   to Issuer (Check all applicable)     |    Original (Month/Day/Year)      |
|400 Birmingham Highway    |   Person, if an entity  |                                        |                                   |
|     (Street)             |   (voluntary)           |    ___ Director       ___ 10% Owner    |-----------------------------------|
|                          |                         |    _X_ Officer        ___ Other        | 7. Individual or Joint/Group      |
|Chattanooga   TN    37419 |                         |        (give title        (specify     |    Filing (Check Applicable Line) |
| (City)    (State)  (Zip) |                         |         below)             below)      |     _X_ Form filed by One         |
|                          |                         |                                        |         Reporting Person          |
|                          |                         |        President of Subsidiary         |     ___ Form filed by More than   |
|                          |                         |                                        |         One Reporting Person      |
----------------------------------------------------------------------------------------------------------------------------------

                                Table I -- Non-Derivative Securities Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------
| 1.                                    | 2. Amount of Securities | 3. Ownership Form: | 4. Nature of Indirect Beneficial         |
| Title of Security                     |    Beneficially Owned   |    Direct (D) or   |    Ownership (Instr. 5)                  |
| (Instr. 4)                            |    (Instr. 4)           |    Indirect (I)    |                                          |
|                                       |                         |    (Instr. 5)      |                                          |
--------------------------------------------------------------------------------------------------------------------------------- |
| Class A Common Stock                  |      400 (1)            |          I         |            (1)                           |
|                                       |                         |                    |                                          |
|                                       |                         |                    |                                          |
|                                       |                         |                    |                                          |
----------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                           (Over)
                                                                                                                   SEC 1473 (7-02)
                 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)                Table II - Derivative Securities Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |2. Date          |3. Title and Amount of Securities  |4. Conversion  |5. Ownership |6. Nature of         |
|   Security            |   Exercisable   |   Underlying Derivative Security  |   or Exercise |   Form of   |   Indirect          |
|   (Instr. 4)          |   and Expira-   |   (Instr. 4)                      |   Price of    |   Derivative|   Beneficial        |
|                       |   tion Date     |                                   |   Derivative  |   Security: |   Ownership         |
|                       |   (Month/Day/   |                                   |   Security    |   Direct (D)|   (Instr. 5)        |
|                       |    Year)        |                                   |               |   or        |                     |
|                       |-----------------|-----------------------------------|               |   Indirect  |                     |
|                       |Date    |Expira- |                       | Amount or |               |   (I)       |                     |
|                       |Exer-   |tion    |    Title              | Number of |               |   (Instr. 5)|                     |
|                       |cisable |Date    |                       | Shares    |               |             |                     |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   | 10/5/01| 10/4/08|Class A Common Stock   |     20,000|       $10.875 |       D     |                     |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   | 5/20/02| 5/20/09|Class A Common Stock   |      5,000|        $13.00 |       D     |                     |
----------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   |   (2)  | 7/27/10|Class A Common Stock   |      5,000|         $8.00 |       D     |                     |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   |   (3)  | 5/17/11|Class A Common Stock   |   1,500(3)|        $16.79 |       I     |          (3)        |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   |   (4)  | 5/17/11|Class A Common Stock   |      5,000|        $16.79 |       D     |                     |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   |   (5)  | 5/16/12|Class A Common Stock   |   1,500(5)|        $15.39 |       I     |           (5)       |
|---------------------------------------------------------------------------------------------------------------------------------|
|Class A Common Stock   |   (6)  | 5/16/12|Class A Common Stock   |      4,000|        $15.39 |       D     |                     |
|---------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:
(1) Shares held by child of reporting person sharing the same house. The reporting person disclaims  beneficial ownership of these securities,  and this report shall not be deemed an admission that the reporting  person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(2) The option to purchase  5,000 shares of Class A Common Stock is  exercisable  between July 27, 2001, and July 27, 2003, at the rate of one-third per year.
(3) The option to purchase 1,500 shares of Class A Common Stock is exercisable between May 17, 2002, and May 17, 2004, at the rate of one-third per year. Options held by child of reporting person sharing the same house. The reporting person disclaims beneficial ownership of these securities,  and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(4) The option to purchase 5,000 shares of Class A Common Stock is exercisable between May 17, 2002, and May 17, 2004, at the rate of one-third per year.
(5) The option to purchase 1,500 shares of Class A Common Stock is exercisable between May 16, 2003, and May 16, 2005, at the rate of one-third per year. Options held by child of reporting person sharing the same house. The reporting person disclaims beneficial ownership of these securities,  and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(6) The option to purchase 4,000 shares of Class A Common Stock is exercisable between May 16, 2003, and May 16, 2005, at the rate of one-third per year.

                                    SIGNATURE:

                                      /s/ Heidi Hornung-Scherr by POA                                    2/28/2003
                                    ----------------------------------------------                  --------------------
                                    ** Tony Smith, by Heidi Hornung-Scherr,                                Date
                                    attorney-in-fact, pursuant to a Power of
                                    Attorney filed herewith


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                      Page 2

                                POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of Earl H. Scudder, Mark A. Scudder, Heidi Hornung-Scherr, and Catherine A. Chase, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, and/or ten percent stockholder of Covenant Transport, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, including a Form ID, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's sole discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company or Scudder Law Firm, P.C., L.L.O. assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     In consideration of the attorneys-in-fact acting on the undersigned's behalf pursuant to this Power of Attorney, the undersigned hereby agrees to indemnify and hold harmless each attorney-in-fact, each substitute attorney-in-fact, and each of their respective heirs, executors, legal representatives, successors, and assigns from and against the entirety of any and all losses, claims, causes of action, damages, fines, defense costs, amounts paid in settlement, liabilities, and expenses, including reasonable attorneys' fees and expenses (collectively, "Losses"), relating to or arising out of the exercise of this Power of Attorney by any such attorney-in-fact or substitute attorney-in-fact, and will reimburse each such indemnified person for all Losses as they are incurred by such indemnified person in connection with any pending or threatened claim, action, suit, proceeding, or investigation with which such indemnified person is or is threatened to be made a party. The undersigned will not, however, be responsible for any Losses that are finally determined by a court of competent jurisdiction to have resulted solely from an attorney-in-fact's or substitute attorney-in-fact's bad faith or willful misconduct.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of February, 2003.


                                       /s/ Tony Smith
                                    ----------------------------------------
                                      Tony Smith